UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-49631

Terra Nostra Resources Corp. (Exact name of registrant as specified in its charter)

Two Sound View Drive, Suite 100 Greenwich, CT 06830 Phone: (203) 622-3901 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Shares, US$0.001 Par Value (Titles of each class of securities covered by this Form)

N/A (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

R ule 12-g-4(a)(1) Rule 12-g-4(a)(2) Rule 12(h)-3(b)(1)(i) Rule 12(h)-3(b)(1)(ii) Rule 15d-6	☒ ☐ ☐ ☐ ☐

Approximate number of holders of record as of the certification or notice date:	54

        Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Terra Nostra Resources Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	August 27, 2009	By:	/s/ George Kelakos Name: George Kelakos Title: Chapter 11 Plan Administrator